Exhibit 21.1
Subsidiaries of the Registrant

Subsidiaries of the Registrant	Jurisdiction of Incorporation
Gendux, Inc.	Delaware
Gendux, AB	Sweden
TMX Realty Corporation	Delaware
Magnum Therapeutics Corporation	California
Gendux Molecular Limited	Ireland
Gendux Pharmaceuticals Limited	Cayman Islands
Introgen Global Limited	Cayman Islands